

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 5, 2018

Bin Zhai
Chief Executive Officer and Chairman
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

> **Re:** **CNFinance Holdings Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 31, 2018**
> **File No. 333-226126**

Dear Mr. Zhai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 14. Share-Based Compensation, page F-77

1.   We note your functional currency is the Hong Kong Dollar. In your tabular disclosure on page 166, the exercise price of options granted to directors and executive officers is expressed in Renminbi. Please tell us how you considered the guidance under ASC 718-10-25-13 through 14A in your accounting for these equity awards.

Note 17. Subsequent Events, page F-80

2.   We note your disclosure regarding the redenomination event (i.e. par value of your ordinary shares changed from Hong Kong Dollar to US Dollar) that occurred on July 11, 2018. Please address the following:

- Explain to us the business purpose for this transaction.

- Tell us, and disclose as necessary, if this transaction has impacted or will impact other business transactions (e.g. stock compensation costs, unrecognized share-based compensation costs, etc.). If so, provide an appropriate example for each impacted transaction with an accompanying explanation of assumptions used and any judgments/determinations made in determining the respective accounting treatment.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Ning Li
James C. Lin, Esq.